Dreyfus Founders Funds, Inc.
File No. 811-1018
Form N-SAR
Item 77.E.

Legal Proceedings

In re Dreyfus Mutual Funds Fee Litigation

In early 2004, two purported class and derivative actions1 were filed against Mellon Financial Corporation, Mellon Bank, N.A., Founders Asset Management LLC ("Founders"), The Dreyfus Corporation ("Dreyfus"), and certain directors of the Registrant's Funds and the Dreyfus Funds (together, the "Defendant Funds") in the U.S. District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending as of the date of this report.

Neither Founders nor the Registrant's Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

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1 These two class  actions, captioned  Hays v. Mellon Financial  Corporation, et
  al. and Wortman v. Mellon Financial Corporation, et al., were first described in the Form N-SARs filed by the Registrant for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively.